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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36915

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/17 AND ENDING 12/31/17

(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Portfolio Brokerage Services, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 California Street, 23rd Floor

(No. and Street)

Denver	CO	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dale J. Seier   (303) 824 8175

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

200 East Randolph Drive, Suite 5500	Chicago	IL	60601-6436
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Dale J. Seier _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Portfolio Brokerage Services, Inc. _____ , as of December 31 _____, 20 17 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



LISA A GRAY
Notary Public – State of Colorado
Notary ID 20094035047
My Commission Expires Nov 27, 2021

_____
Signature

Senior Vice President - Treasurer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PORTFOLIO BROKERAGE SERVICES, INC.

Statement of Financial Condition

December 31, 2017

(With Report of Independent Registered Public Accounting Firm Thereon)

PORTFOLIO BROKERAGE SERVICES, INC.

Table of Contents

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3 – 8



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Shareholder
Portfolio Brokerage Services, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Portfolio Brokerage Services, Inc. (the Company) as of December 31, 2017, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2013.

Chicago, Illinois
February 28, 2018

PORTFOLIO BROKERAGE SERVICES, INC.

Statement of Financial Condition

December 31, 2017

Assets

Cash and cash equivalents	$	785,948
Deposits with clearing organizations		614,641
Receivable from affiliate		318,499
Other assets		51,412
Total assets	$	1,770,500

Liabilities and Shareholder's Equity

Accounts payable	$	313
Accrued expenses		40,250
Payable to clearing organizations		5,600
Other liabilities		15,121
Total liabilities		61,284
Shareholder's Equity		1,709,216
Total liabilities and shareholder's equity	$	1,770,500

See accompanying notes to statement of financial condition.

(1) Nature of Business and Significant Accounting Policies

Portfolio Brokerage Services, Inc. (the Company or PBS) is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a wholly owned subsidiary of PMC International, Inc. (PMCI), which is a wholly owned subsidiary of Envestnet, Inc. (the Parent). The Company's primary business includes the execution of securities transactions for Envestnet Asset Management, Inc. (EAM) as well as the facilitation of manager-directed transactions at various custodians where EAM has established agreements. EAM is a registered investment advisers under the Investment Advisers Act of 1940 and is a wholly owned subsidiary of its parent company Envestnet, Inc. (NYSE: ENV), a publicly held company.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 (Customer Protection Rule) of the Securities and Exchange Commission (SEC) and, accordingly, is exempt from the remaining provisions of that rule, including the requirement to make the reserve computations and to disclose information relating to possession or control requirements under Rule 15c3-3. The Company is exempt from the provisions of SEC Rule 15c3-3 because it meets the conditions set forth in paragraph (k)(2)(i) of the Customer Protection Rule. The requirements of Paragraph (k)(2)(i) provide that a broker-dealer carry no margin accounts; promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer; does not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company.

The following is a summary of the Company's significant accounting policies:

(a) Accounting Policies

The Company follows accounting standards established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operations and cash flows. References to Generally Accepted Accounting Principles (GAAP) in these footnotes are to the *FASB Accounting Standards Codification*, sometimes referred to as the Codification or ASC.

(b) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments (See Note 2) with an original maturity of three months or less at the time of purchase.

(d)   Income Taxes

The Company is included in the consolidated federal and state income tax returns filed by the Parent. Deferred income taxes are provided using the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences.

Temporary differences are the differences between reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of the change in tax laws and rates as of the date of enactment.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority.

The Company incurred income tax expense of $11,394 arising from adjustments of deferred tax assets with the signing of H.R.1 – the Tax Cuts and Jobs Act in December 2017.

(e)   Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-09, "Revenue from Contracts with Customers," which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled when products are transferred to customers.

The original effective date for ASU 2014-09 would have required the Company to adopt beginning in 2017. However, in August 2015, the FASB issued ASU 20215-14 to amend ASU 2014-09 by approving a one-year deferral of the effective date as well as providing the option to early adopt the standard on the original effective date. Accordingly, the Company will adopt the standard in 2018.

The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial adoption. The Company will apply the modified retrospective method of adoption to contracts that are not completed as of the date of initial adoption. The Company has substantially completed its evaluation of the impact of adopting the new revenue standard. Based on its assessment, the Company does not expect the adoption of ASU 2014-09 to have an impact on its financial statements. Further, the Company does

not expect significant changes to its business processes, systems, or internal controls as a result of adopting the standard.

(2) Fair Value Measurements

Management estimates the fair value of financial instruments recognized in the statement of financial condition (including cash and cash equivalents, receivables from affiliates, accounts payable, and other liabilities) approximate their fair value, as such financial instruments are either reported at fair value or are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

ASC 820-10, *Fair Value Measurements* establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. This guidance also addresses fair value of an instrument when the volume and level of activity for an asset or liability have decreased significantly and provides guidance for determining the concurrent weighting of the transaction price relative to fair value indications from other valuation techniques when estimating fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1   Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2   Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and

Level 3   Inputs that are unobservable.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, and liquidity statistics, among other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company assesses its financial instruments on a quarterly basis to determine their appropriate classification within the fair value hierarchy. Transfers between fair value classifications occur when there are changes in pricing observability levels. Transfers of financial instruments among the levels are deemed to occur at the end of the reporting period. There were no transfers between the Company's Level 1, Level 2 and Level 3 classified instruments during the year ended December 31, 2017.

The Company did not own any financial assets or liabilities that would be considered Level 3 within the fair value hierarchy as of or during the year ended December 31, 2017.

The Company periodically invests excess cash in money market funds. The fair values of the Company's investments in money market funds are based on the daily quoted market prices for the net asset value of the various money market funds and classified as Level 1 in the fair value hierarchy. As of December 31,

2017, money market funds, pledged as collateral, of $101,676 were included in cash and cash equivalents on the statement of financial condition.

(3)   Deposits with Clearing Organizations

The Company maintains deposits with the Depository Trust Company (DTC) and National Securities Clearing Corporation (NSCC) of $16,641 and $598,000, respectively, which are included in deposits with clearing organizations on the statement of financial condition.

(4)   Related Party Transactions

The Company has its management service agreement with its affiliated entity EAM, whereby such affiliate provides the Company with various services, including certain personnel, administrative, office rent and other operating expenses (See Note 1).

The Company has its brokerage service agreement with its affiliate EAM, whereby the Company provides all securities brokerage services required with respect to the managed assets of the affiliate (See Note 1). As of December 31, 2017, receivables from affiliate, EAM, in the amount of $318,499, primarily represented brokerage fees receivable and a cash transfer for intercompany charges related to this agreement.

(5)   Income Taxes

As of December 31, 2017, net deferred tax assets consist of the following:

Future deductible expenses and net operating loss carryforwards:	
Net operating loss carryforwards	$ 22,881
Future deductible expenses	914
Total deferred tax assets	23,795
Future taxable income arising from:	
Prepaid expenses	(6,625)
Total deferred tax liabilities	(6,625)
Net deferred tax assets	17,170
Valuation Allowance	(17,170)
Total deferred tax assets after valuation allowance	$ -

The Company's tax returns for the years ended December 31, 2016, 2015 and 2014 remain open to examination by the Internal Revenue Service in their entirety. They also remain open with respect to state taxing jurisdictions. As of December 31, 2017, the Company has no uncertain tax positions, and accordingly, has not recorded a liability for the payment of interest or penalties.

(6)   Net Capital Requirements

The Company is a broker dealer subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $1,237,629, which was $1,137,629 in excess of its required net capital of $100,000. At December 31, 2017, the Company's net capital ratio was .05 to 1.

(7)   Off-Balance Sheet Risk, Commitments and Contingencies, and Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. The Company's exposure to credit risk associated with nonperformance of the customers in fulfilling their contractual obligations pursuant to securities transactions can be directly affected by the volatile trading markets that may impair the customer's ability to satisfy their obligations to the Company.

The Company does not anticipate nonperformance by clients or counterparties in the preceding situations. If either a customer or a counterparty fail to perform, the Company may be required to discharge the obligation of the nonperforming party and, in such circumstances, the Company may sustain a loss. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains its cash accounts with creditworthy financial institutions. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company had cash and cash equivalents at December 31, 2017, that exceeded the balance insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

The Company is required to maintain cash in the amount of 40% of its collateral requirements as designated by the NSCC. As the amount of the Company's collateral requirement is $100,000, the corresponding cash requirement would be $40,000. The Company is in compliance with this requirement at December 31, 2017.

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing brokers, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Additionally, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligations under these indemnifications to be remote.

(8)   Subsequent Events

The Company has performed an evaluation of subsequent events through February 28, 2018, which is the date the financial statements were available to be issued, and did not identify any subsequent events which would require adjustment to or disclosure in these financial statements.